centrica

082-04518

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 19 June, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 3 (inc. this one)

SUPPL

Please find attached a recently released Stock Exchange Announcement.

Secretariat

09046394

RECEIVED 2009 JUN 24 A 1:53

dw 6/24

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by a Person Discharging Managerial Responsibility (**PDMR**) of the Company under its North American Employee Share Purchase Plan ("**NAESPP**").

The Bank of New York, (the "**Administrator**"), notified the Company on 19 June 2009 that the following shares were acquired/ allotted and held on behalf of the following PDMR of the Company under the NAESPP:

	Number of Partnership Shares acquired at 248p/ share on 30 April 2009	Number of Partnership Shares acquired at 247p/ share on 31 May 2009	Number of Matching* Shares allotted at 227p/ share 9 May 2009	Number of Matching* Shares allotted at 246p/ share 11 June 2009	Aggregate Shares held Beneficially (across all accounts following allotment)
Persons Discharging Managerial Responsibility					
Deryk King	349	324	92	101	511,847

* The Matching element relates to the Partnership Shares acquired by Deryk King on 9 May 2007 and 11 June 2007.

The NAESPP operates as follows

- Each month the Administrator uses participants' contributions (which are from 1% to 5% of base salary but may not exceed $10,000 per participant per year) to purchase shares in the market. These shares are called '**Partnership Shares**'. Participants may hold both fractional and whole Partnership Shares.
- For every two Partnership Shares the participants still own after two years, the Company awards one free share. These are called '**Matching Shares**'.
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.
- The NAESPP is only open to employees of the Company based in Canada and the United States. No other Directors or PDMRs of the Company are participants in the NAESPP.

Julia Foo
Centrica plc
01753 494016

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone +44 (0)1753 494000
Facsimile +44 (0)1753 431019
www.centrica.com

19 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 11 June, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

11 June 2009

Directors' and Other PDMRs' Shareholdings

Centrica plc (the 'Company') announces that Directors and other Persons Discharging Managerial Responsibility acquired shares as follows through the reinvestment of the Company's dividend of 8.73 pence per share paid on 10 June 2009:

(1) Equiniti Share Plan Trustees Limited (the 'Trustee'), as Trustee of the Centrica Share Incentive Plan (the 'Plan'), purchased the following ordinary shares in the Company at a price of 232.75 pence under the Plan's Dividend Share scheme on 10 June 2009.

	Number of shares	Aggregate shares held Beneficially (across all accounts following acquisition)
Directors		
Phil Bentley	242	1,278,535
Sam Laidlaw	67	930,894
Nick Luff	49	509,134
Other Persons Discharging Managerial Responsibility		
Grant Dawson	222	450,860
Anne Minto	198	428,739

Enquiries:

Centrica Media Relations 01753 494085
Centrica Investor Relations 01753 494900

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone +44 (0)1753 494000
Facsimile +44 (0)1753 431019
www.centrica.com

08 June 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc